UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2019

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice dated April 26, 2019 regarding filing of Annual Report on Form on Form 20-F

Item 1

GRUPO AVAL ANNOUNCES THE FILING OF ITS FORM 20-F
FOR THE YEAR ENDED DECEMBER 31, 2018

April 26, 2019 - Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) (NYSE: AVAL; BVC: Voting Shares: GRUPOAVAL, Non-Voting Shares: PFAVAL), announces the filing of its Form 20-F with the Securities and Exchange Commission (the “SEC”), for the year ended December 31, 2018.

Grupo Aval’s Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Investor Relations section of the Company’s website at www.grupoaval.com. In addition, shareholders may receive a hard copy of the Company’s audited financial statements under IFRS presented in Form 20-F, or a complete 2018 Form 20-F including audited financial statements under IFRS, free of charge, by requesting a copy from the investors relations team.

For further information please contact:

Grupo Aval Investor Relations

Attn. Tatiana Uribe Benninghoff

Vice-president of Financial Planning and Investor Relations

investorrelations@grupoaval.com

Bogotá, Colombia

T:+571 2419700

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel